UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Isssuer:

ModVans Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization*

> September 29, 2021

Physical Address of Issuer:

530 Constitution Ave., Camarillo, CA 93012, United States

Website of Issuer:

https://www.modvans.com

Current Number of Employees:

30

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	1,790,855	1,023,484
Cash & Cash Equivalents	25,472	15,993
Accounts Receivable	72,345	0
Short-term Debt	2,224,202	740,147
Long-term Debt	419,843	196,551
Revenue/Sales	4,620,686	3,504,390
Cost of Gools Sold*	4,417,862	4,023,830
Taxes Paid	0	0
Net Income/(Net Loss)	(1,410,570)	(1,746,672)

*Cost of Revenues

April 29, 2023

ModVans Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by ModVans Inc. ("ModVans," the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.modvans.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2023.

**THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.**

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form CAR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," 2 "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions). Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____

Peter J. Tezza II
ModVans CEO and Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____   _____

Peter J. Tezza II   Laura L. Tezza
ModVans CEO and Director   ModVans COO and Director

Instructions

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit A
Annual Report
(Exhibit A to Form C-AR)
April 29, 2023

ModVans Inc.



ModVans
modern · modular · multipurpose

ANNUAL REPORT

2022





2022 Annual Report
April 29, 2023

530 Constitution Ave.
Camarillo, CA 93012

Dear Investors,

One of the things we believe sets ModVans apart from other startup vehicle manufactures is our ability to deliver exciting new models and features to enthusiastic customers. 2022 marked our first customer deliveries of 3 new models: CV1/X, CV1/MX and MH1/X, bringing ModVans to a total of 6 different models in 3 different sizes. At the same time, we were heavily engaged in /X Series R&D, we grew revenue from $3.5M in 2021 to $4.5M in 2022, and we achieved positive gross margins of $203K.

ModVans' new /X Series models feature a patent pending 1" thick "floor battery," enabling us to deliver the largest availably battery capacity in any Class B RV. Our battery is twice the size of a Tesla PowerWall and twice the size of our competition's largest battery. With custom designed solar panels, we also delivered the highest capacity solar charging system. At 1,000 watts, it is 5 times the size of a typical RV solar system. Perhaps most importantly, the /X Series includes our in-house developed app and cloud-based monitoring and control system with over-the-air updates. Also in early 2023, ModVans was granted its first utility patent (one of several patents pending).

One tough lesson we learned in 2022 was that we must have more space to grow production. In 2022, we hit the wall. We didn't have office or manufacturing space to hire more staff or add new equipment. Due to space constraints and "production hell" for our new /X Series, production fell from 42 units in 2021 to 32 units in 2022. Recognizing that we could not grow in 8,400 sq ft, we made the leap. As of March 1, 2023, we are the excited new occupants of a bigger, better, 22,500 sq ft manufacturing facility in nearby Camarillo, CA. We retained all our employees and never stopped production. We have more lifts for building, an exciting new CNC machine, and we're actively hiring new team members.

Many investors are concerned about supply chains and the macro economy. Our order backlog remains strong, and we we believe we have sufficient inventory, supply chain and employee availability to continue to innovate and grow. Economic boom times will return and ModVans is exceptionally well positioned to take advantage of this market timing.

With the most innovative and desirable line of Camper Vans on the market, /X Series production ramping up, and almost 3 times the factory space (including several more offices and bathrooms!), we are excited to see what we can accomplish in 2023!

Sincerely,

P.J. & Laurie Tezza
ModVans Co-founders and Majority Stockholders

Overview

ModVans designs and manufactures high-tech multipurpose vehicles with camping features and sells direct to consumers on our website, modvans.com.

We offer 6 vehicle models in 3 different sizes. Our award winning, uniquely designed vehicles fit the sweet spot between SUVs and traditional RVs. Half of our customers replace their everyday vehicles with a ModVans!

To build our vehicles, we buy vans ("chassis") wholesale from a large manufacturer such as Ford and convert them into motorhomes. Technically, we are a "second stage vehicle manufacturer." We are also a licensed and certified RV manufacturer, which allows our customers access to RV financing, warranties, and insurance. With long term RV financing, our vehicles have a monthly payment similar to a new SUV.

ModVans has been in business for 5 years and has delivered over 160 vehicles to happy customers all over the US. We have grown production and revenue every year, had GAAP revenue of $4.6M in 2022, and upgraded our factory from 8,400 to 22,000 square feet in March 2023.



Market response to ModVans has been overwhelming since our launch and current production capacity cannot meet demand. We are raising money to move to a larger facility, grow production from 5-10 vehicles per month to 100 vehicles per month, and continue work on our exciting new fully electric E-RV model.

ModVans vehicles feature unique designs, are targeted to large consumer vehicle market segments, and boast the largest available lithium batteries (the size of 2 Tesla PowerWalls) of any RV with the most technologically advanced RV systems and controls.

ModVans

Highlights

12+ month order
backlog since launch; 250+ customers willing to give an average deposit of $2,500

>$1B worth of "shopping carts"
created on our website - consistently over 200 new carts/month

$12M+ revenue
since 2018 launch - growing deliveries and revenue every year

Leads the RV industry
in Class B RV innovation and technology – 1 patent granted, 6 patents pending, additional patents in progress

$4M raised
from 3,900 investors, many of whom have purchased or expressed purchase intent

Thousands
of phone and email inquiries
3,700+ contacts in our CRM
26,000+ social media followers

Upgraded to 22,000 sq ft factory March 1, 2023

USA manufacturing
with great jobs for all walks of life

  

Compared with large RV manufacturers such as Forest River, Thor, or Winnebago, ModVans leads the RV industry in Class B innovation and technology. ModVans vehicles have unique designs that offer innovative features such as:

- Only RVIA certified RV that is fully modular (all components removable) and reconfigurable
- Up to 7 safe, comfortable seats with child seat attachments – a fun and stylish replacement for family SUVs!
- Innovative popup semi-dry bathroom/shower
- Largest pair of beds: True Queen and Full-XL beds in the MH1
- Largest popup tops: More space and larger beds

ModVans

ModVans is delivering vehicles featuring industry-leading technology such as:

- <u>Largest available battery</u> in an RVIA certified, production RV: at 26kwh, it is the size of 2 Tesla PowerWalls!

- High efficiency DC powered heating and cooling is 20-50% more efficient than standard systems!

- An RV control system designed from the ground up with custom circuit boards, firmware, and servers that allow our cloud service and our iPhone and Android app to monitor and control batteries, charging, heating, cooling, water system, entertainment system, and more from anywhere in the world! The ModVans app can be installed on any iOS or Android device, and all circuit boards can be upgraded over-the-air.

- Class-leading solar charging capability: we offer <u>up to 1,000 watts</u>, and custom solar roof options are in development!

- Ready for Remote Work with <u>5G cell booster antenna available now</u> and SpaceX <u>Starlink</u> support is coming soon!



Compared with large vehicle manufactures such as GM or Ford, ModVans offers unique modular features, seating arrangements and camping features such as beds, a refrigerator, stove, sink, toilet, and shower.

ModVans has a substantial "economic moat" with a long list of competitive advantages: innovative features that required substantial effort, talent, time, and money to develop; a <u>growing patent portfolio</u>; and a significantly lower cost of sales by selling direct to consumers via our website.

Our first production model, the ModVans CV1, was designed as a daily driver that functions as an RV, SUV, and work truck all in one. You can learn more about the CV1 at <u>https://www.modvans.com/cv1</u>. In 2021, ModVans added two new vehicle models, the <u>CV1/M</u> and <u>MH1</u>. Also in 2021, we launched our <u>/X Series</u> featuring the largest available battery capacities and most technologically advanced RV controls. See below for more information about all our models and the /X Series. Additionally, in 2021 ModVans signed contracts to supply its advanced technology to larger related but non-competitive businesses.

ModVans

Due to limited capital, ModVans cannot build vehicles fast enough to meet demand. With minimal marketing and despite growing production capacity, we continue to have an order backlog of 12+ months since our launch in late 2017. We are rapidly growing and raising capital to meet demand. We anticipate yearly revenue over $1B/year by 2028.

ModVans currently has 30 employees and operates primarily out of an 22,500 square foot industrial warehouse in Camarillo, CA with additional leased storage space for parts and vehicles. With funds from this capital raise, we intend to buy or build a much larger manufacturing facility in Reno, NV, grow production of our current models from 10 to 100 vehicles/month, and complete development of a fully electric vehicle model (EV).

ModVans has an excellent operating history. Since our launch, we have successfully operated the business, investing all profits and investor capital into growth. ModVans has a track record of raising funds to meet objectives. ModVans launched with a $280,000 SBA loan. Since then, we have raised $4 million from 3,900 investors in two funding rounds via Regulation Crowdfunding (RegCF) and RegD.

▶ Current Vehicle Models

ModVans builds 6 different models in 3 different sizes. Our base models have traditional RV systems with propane heating, status displays, and mechanical control switches. Our /X Series features giant batteries (the largest available in any production RV), high efficiency DC heating and cooling, and a high-tech app-based RV monitoring and control system.



CV1 & CV1/X
Our smallest models are perfect for customers who want a relatively small and nimble vehicle with full camping features.

CV1/M & CV1/MX
Our medium size models are perfect for families of 3 or more who want an SUV alternative.

MH1 & MH1/X
Our largest models are the best Class B RVs available at any price. The MH1 models feature many design innovations, the biggest batteries, and the most sophisticated technology.

PRODUCT

MODEL CV1

Our first production model, the CV1, blends the versatility of a camper van with the durability of a truck and the comfort of a passenger vehicle. You can learn more about the CV1 at https://www.modvans.com/cv1. Our first CV1 was delivered in June, 2018. The CV1 has traditionally been our best-selling model.

Core Market: SUV Alternative







+ 20' long - same as full-size SUV or pickup truck
+ Popup top provides standing room in low roof models and 2nd bed for sleeping 4 adults
+ Up to 7 safe, comfortable seats with child seat attachments
+ Modular seats and cabinets allow multipurpose use
+ Full camping features: Furnace, A/C, Sink, Stove, Fridge, etc.
+ Adventure ready with options for larger tires, AWD, etc..
+ Over 100 delivered to customers all over the US

Competitive Analysis

	ModVans CV1	Toyota Sequoia
Monthly Payment	$691/month; 20 year RV financing, 10% down Additional tax and insurance savings possible	$876/month; 5 year auto financing, 10% down
Engine	310 hp / 400 ft lb; Twin Turbo Gas	381 hp / 401 ft lb; Gas
4x4 w/ 50/50 Transfer case	✓	✓
Modular	Seats, beds, & cabinets can be removed or moved. Bikes in gear area. 4'x8' sheets OK.	No bikes in gear area; No plywood inside; Seats fold flat
Seating	Up to 7 captain's chairs with armrests, recline, & child seat attachments	Up to 7 with some rear passenger in benches without recline
Tables	2+ tables, 3+ Lagun Mounts	✗
Bed / Sleeps	2 / 4+ Downstairs: 48"x72" Upstairs: 48"x78"	✗
Panoramic Popup Top w/ Upstairs Bed	✓	✗
Kitchen	Kitchen block with sink, 2 burner propane stove, and flip up countertop; 3 cu ft fridge.	✗
Windows	Panoramic windows with opt 4 large, screened ½ slider opening windows	Panoramic windows
Batteries	200 Ah AGM	✗
Electrical	3000 watt inverter; 340 watt solar	✗
Cooling	RV 12V A/C & engine A/C	Engine powered only
Fresh Water Capacity	Up to 35 Gallons	✗
Toilet	Cartridge toilet	✗
Shower	Opt outdoor shower with hot water	✗
Awning	Opt self-supporting power awning	✗

PRODUCT

MODEL CV1M

Many customers requested the CV1 features with more interior height. In response, in 2021, we designed the CV1/M: https://www.modvans.com/cv1m. The CV1/M is in production with first units delivered to customers in July 2021. In 2022, the CV1/M has been our best-selling model.

Core Market: SUV Alternative

+ Same floor plan and options as CV1 but with a taller roof
+ Taller roof is more comfortable and open feeling for 2nd and 3rd row passengers
+ Rising to become our most popular model
+ Over 20 delivered to customers all over the US







Competitive Analysis

	ModVans CV1/M	Toyota Sequoia
Monthly Payment	$753/month; 20 year RV financing, 10% down Additional tax and insurance savings possible	$876/month; 5 year auto financing, 10% down
Engine	310 hp / 400 ft lb; Twin Turbo Gas	381 hp / 401 ft lb; Gas
4x4 w/ 50/50 Transfer case	✔	✔
Modular	Seats, beds, & cabinets can be removed or moved. Bikes in gear area. 4'x8' sheets OK.	No bikes in gear area; No plywood inside; Seats fold flat
Seating	Up to 7 captain's chairs with armrests, recline, & child seat attachments	Up to 7 with some rear passenger in benches without recline
Tables	2+ tables, 3+ Lagun Mounts	✖
Bed / Sleeps	2 / 4+ Downstairs: 48"x72" Upstairs: 48"x78"	✖
Panoramic Popup Top w/ Upstairs Bed	✔	✖
Kitchen	Kitchen block with sink, 2 burner propane stove, and flip up countertop; 3 cu ft fridge.	✖
Windows	Panoramic windows with opt 4 large, screened ½ slider opening windows	Panoramic windows
Batteries	200 Ah AGM; Upgradable to 504Ah LiFePo	✖
Electrical	3000 watt inverter; 340 watt solar	✖
Cooling	RV 12V A/C & engine A/C	Engine powered only
Fresh Water Capacity	Up to 35 Gallons	✖
Toilet	Cartridge toilet	✖
Shower	Opt outdoor shower with hot water	✖
Awning	Opt self-supporting power awning	✖

PRODUCT

MODEL MH1

Many customers requested our modular design coupled with features from larger motorhomes such as an interior shower and larger beds. In response, in 2021, we designed the **MH1**. This model features a unique floorplan and several innovative features such as a popup top and "popup semi-dry" enclosed shower and bathroom. The MH1 shares its modular nature, seating system, and appliances with the CV1. In comparison to our CV1 and CV1/M, which are intended to be SUV replacements, the MH1 competes more squarely with Class B RVs such as Winnebago's Revel and Solis and Thor's Sanctuary and Tellaro: https://www.modvans.com/mh1. Customer deliveries of the MH1 started in Q3 2022. Reception for the MH1 and MH1/X has been fantastic and it is winning the hearts and minds of traditional Class B reviewers and buyers.

Core Market: Class Leading Class B RV (Camper Van)

+ 22' long - a bit longer than a full-sized SUV
+ Largest available beds in Class B RV: true Queen and Full-XL
+ Shares modular design, seating and systems with CV1
+ Innovative layout with larger beds and L shaped kitchen
+ Innovative "popup semi-dry bathroom" with interior shower
+ Multi-purpose modular conversion
+ Full camping features: Furnace, A/C, Sink, Stove, Fridge, etc
+ Adventure ready with options for larger tires, AWD, etc
+ Customer deliveries started Q3 2022







Competitive Analysis

	ModVans MH1	Winnebago Solis 59PX
Monthly Payment	$131,000 $845/month; 20 year RV financing, 10% down	$148,900 MSRP
Engine	310 hp / 400 ft lb; Twin Turbo Gas	280 hp / 260 ft lb; Gas
4x4 w/ 50/50 Transfer case	Opitonal	No; Front wheel drive only
Chassis Service Dealers	3,000+	300+
Modular	Seats, beds, & cabinets can be removed/moved. Bikes in gear area, 4'x8' sheets OK.	Bikes in gear area limited to "x" configuration; Murphy bed; Everything else is fixed.
Seating	Up to 7 captain's chairs with armrests, recline, & child seat attachments	4 with 2 rear passengers in small bench without recline or child seat attachments
Tables	2+ tables, 3+ Lagun Mounts	1 basic pedestal table
Bed / Sleeps	2 / 4+ Downstairs: Queen - 60"x80" Upstairs: Full XL - 54"x80"	2 / 4 Downstairs: 59"x77" Upstairs: 52"x79"
Panoramic Popup Top w/ Upstairs Bed	✔	Yes; Basic windows
Kitchen	Open floorplan, unique design with large sink, stove, & multiple countertop surfaces. 2 burner induction stove. 3.5 cu ft drawer fridge.	Basic kitchen block. 2 burner propane stove. 3 cu ft door fridge
Bathroom	Unique semi-dry popup bathroom preserves open floorplan & window views	Basic wet bath blocks floorplan and windows and requires showering with toilet.
Windows	Panoramic windows with opt 4 large, screened ½ slider opening windows	Small windows and bathroom create cave/tunnel effect
Awning	Opt self-supporting power awning	✕
Batteries	210 Ah AGM; Upgradable to 504Ah LiFEPO with active cooling & heating	250Ah AGM; Not upgradable
Electrical	3000 watt inverter; opt 510 watt solar	No inverter; 220 watt solar
Cooling	Opt high efficiency 12V A/C	Opt basic 120VAV A/C
Fresh Water Capacity	Up to 51 Gallons	20 Gallons

PRODUCT

/X SERIES MODELS

Announced in summer of 2021, our **/X Series** adds class leading, high tech features to all our vehicle models. We call these upgraded models the **CV1/X**, **CV1/MX** and **MH1/X**. We have a backlog of deposit backed orders for all 3 /X Series models. The /X Series features a proprietary “extreme” capacity lithium battery system that is installed as a floor layer to minimize interior space requirements. The /X Series includes an integrated, computerized monitoring, control, and entertainment system that is app and cloud connected and supports over-the-air updates and upgrades. Our /X Series vehicles have truly all electric RV systems with electric powered heating, cooling, and cooking. Our 100% DC powered electric heating and cooling systems require no voltage conversions, providing 20-50% reduced power use compared with typical AC powered appliances. All /X Series systems can be monitored and controlled by our in-house developed app from anywhere in the world.

With the capacity of 2 Tesla PowerWalls, the /X Series has enough power to run heating, cooling, and cooking appliances off-grid for days or weeks. Learn more about the /X Series at https://www.modvans.com/cv1x. Our first production CV1 with /X series technology was delivered in April 2022, and ModVans built an MH1/X demo van in July 2022 to take to shows. We have orders for CV1/X, CV1/MX and MH1/X as well as the chassis to build them. We are very excited to see great market response to customer deliveries of our /X Series vehicles!



+ Largest available battery in a production RV: 26kwh - the size of 2 Tesla PowerWalls! Larger capacities possible.

+ High efficiency DC powered heating and cooling is 20-50% more efficient than standard RV systems

+ RV control system designed from the ground up
  - Custom circuit boards, firmware, and servers
  - Cloud service allows iPhone and Android app to monitor and control batteries, charging, heating, cooling, water system, entertainment system, and more
  - All firmware can be upgraded over-the-air



+ Class-leading solar charging capability: up to 1,000 watts with custom designed solar panels

+ Ready for Remote Work with 5G cell booster antenna available now and SpaceX Starlink support

+ Started customer deliveries Q2 2022

Competitive Analysis

	ModVans MH1/X	Winnebago Revel
Monthly Payment	$185,000 $1,193/month; 20 year RV financing, 10% down.	$210,292 MSRP
Engine	310 hp / 400 ft lb; Twin Turbo Gas	188 hp / 325 ft lb; Turbo Diesel
4x4 w/ 50/50 Transfer case	Opt	?
Chassis Service Dealers	3,000+	300+
Modular	Seats, beds, & cabinets can be removed or moved. Bikes in gear area. 4'x8' sheets OK.	Bed goes up and down. Bike in gear area. Everything else is fixed
Seating	Up to 7 captain's chairs with armrests, recline, & child seat attachments	4 with rear passengers in bench without recline or child seat attachments
Tables	2+ tables, 3+ Lagun Mounts	1 basic pedestal table
Bed / Sleeps	2 / 4+ Downstairs: Queen - 60"x80" Upstairs: Full XL - 54"x80"	1 / 2 49"x79"
Panoramic Popup Top w/ Upstairs Bed	✔	✖
Mobile App Controls	All RV systems app/computer monitored & controlled. Over-the-wire software upgrades.	✖
Kitchen	Open floorplan, unique design with large sink, stove, & multiple countertop surfaces. 2 burner induction stove. 3.8 cu ft fridge.	Basic kitchen block. small, shallow sink, 1 burner induction stove. 3 cu ft fridge.
Bathroom	Unique semi-dry popup bathroom preserves open floorplan & window views	Basic wet bath blocks floorplan and windows and requires showering with toilet.
Windows	Panoramic windows with opt 4 large, screened ½ slider opening windows	Small windows and bathroom create cave/tunnel effect
Batteries	1080Ah LiFePo; Upgradeable to 2160Ah; Active cooling and heating	320 Ah Li; Not upgradable
Electrical	3000 watt inverter; opt 510 watt solar	2000 watt inverter; 200 watt solar
Heating	DC electric floor, air, & seat heaters. Active DC heating for plumbing.	Diesel hydronic floor heater. Reduced performance at altitude. No dedicated heating for plumbing
Cooling	Opt high efficiency 12V A/C	Opt basic 120VAV A/C
Fresh Water Capacity	Up to 51 Gallons	21 Gallons



Other Revenue

In addition to selling complete vehicles, ModVans has entered into binding agreements to sell its systems and parts to companies that recognize the consumer appeal and value of its technology leadership. The first system to be delivered under these agreements was delivered December 2021. ModVans has an extensive set of custom designed and manufactured "parts" that are highly desirable within the camper van community. For example, we have received thousands of sales inquiries about our driver and passenger cargo door accessories and popup tops. To maintain focus, we do not sell parts separately from our complete vehicles currently.

ModVans

▶ Future Vehicle Models

ModVans believes that the future of all vehicles will be fully electric powered at first by lithium batteries, then by fuel cells or other electric storage systems. The /X series was designed so that its electric systems and controls can be easily moved onto an Electric Vehicle platform.

Current EV vans offered by vendors such as Ford's E-Transit and Mercedes' Electric Sprinter are primarily focused on commercial customers with low driving range requirements (less than 200 miles of range). Based on surveys of potential customers, we believe that the market for a multipurpose EV with camping features requires 300+ miles of range.

To meet the demand for an affordable EV camper van with sufficient range and to solve some key pain points that come from using standard van chassis, ModVans plans to develop a line of EV based multipurpose vehicles. Our first vehicle is under development and code-named **E-CV1**. To speed development, minimize risks and costs, and maintain our "second stage" vehicle manufacturing model, we intend to adopt an EV "skateboard" chassis designed and manufactured by a vendor such as Atlis Motor Vehicles, Rivian, Canoo or REE. To meet the unique needs of our customer base, we plan to design our own vehicle bodies and to merge chassis and RV systems such as electrical, cooling and heating.

We believe that our experience building and delivering our current line of Internal Combustion Engine (ICE) vehicles and RV control systems give us a substantial competitive advantage. The E-CV1 will combine all the best designs, features and our knowledge gained from delivering our current line of vehicles to paying customers. Our manufacturing capacity and experience will enable us to capitalize on the fast-growing EV market more quickly than competitors with less real-world experience.



PRODUCT

UPCOMING E-RV MODEL

Exciting Electric Vehicle Plans

+ Vehicle body and interior designed by award winning overland vehicle designer
+ Custom designed body solves unique challenges (queen sized beds!) and looks less like a work van
+ EV "skateboard" chassis manufactured by vendors/partners such as Atlis Motors or Rivian.
+ 400+ miles of range + optional range extender
+ App/Cloud connected /X Series Systems already developed and ready to be moved onto EV chassis
+ Public Reveal 2024
+ Customer Deliveries 2025

ModVans

ModVans Business Overview

The core of ModVans' business model is converting chassis provided by large vehicle manufactures into multipurpose vehicles and selling them directly to consumers at a gross margin of 30%:



BUSINESS MODEL

$109K
AVG. SALE PRICE

$38K	$33K
CHASSIS 38%	PARTS 30%

$4K	$35K
LABOR 4%	GROSS MARGIN 32%

Profit 32%
Chassis 34%
Labor 4%
Parts 30%

1,000 sq ft / vehicle / month (100,000 sq ft = 100 vehicles / month)

2 production employees / vehicle / month (100 vehicles / month = 200 employees)

.75 acres / 100 vehicles for chassis or vehicle inventory

Sales Analysis and Forecast

ModVans' target market has a total value of over $1 trillion:

Total 2021 units sold: 11,593,589 X CV1 Average Sale Price: $109,410 =
Total Addressable Market:

$1.2 TRILLION

Key to our ability to address this market is our access to RV financing. About 85% of all new car purchases are financed and about 90% of RVs are financed. RV financing is a well-established industry. Banks and other lenders offer consumers the option to finance RV purchases with terms up to 20 years.

As a certified RV manufacture, ModVans offers its customers the option to finance their purchase through most lenders that offer RV financing. ModVans' biggest RV financing partner publishes their terms and rates online.

With RV financing, ModVans can sell a vehicle that costs $130,000 with a monthly payment that is about the same as the payment on a new SUV. RV insurance is typically less expensive than insurance for an SUV.

ModVans

MARKET ANALYSIS

Even “niche” automotive markets (such as the market for “expensive” EVs) are very large markets and can result in very valuable (and profitable) companies.

	2021 Vehicles	Average Price	Monthly Costs
SUVs	8,182,570	$43,623	$805
Trucks	2,842,479	$49,186	$890
Minivans	217,484	$43,033	$796
Tesla Model Y	186,575	$65,190	$1,134
Tesla Model 3	150,654	$53,940	$962
Class B RVs	13,827	$130,000	$794
ModVans CV1	**42**	**$109,410**	**$658**

ModVans affordability is solved with easy to obtain, low interest, long term RV loans and avoiding extra RV storage, insurance and service and repair charges.

Over half of the US population lives in a household with more than two people. SUVs are the most popular vehicle type with over 8 million units sold per year. Despite the image created by press coverage and industry focus on two-seat sports cars and Class B RVs designed for retired couples, the largest vehicle market is SUVs sold to households with three or more people.



ModVans Owners and Future Owners
3h
Would love to hear experiences from van owners! We are deeply considering this as a van considering it will fit into our garage and allow us to do outdoor hobbies.
Would love to hear how your experiences have been so far!
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Ours is still on order, but I'll tell you what. This was the only manufacture we could find that had seat belts and car seat connections on the passenger seats in the back. As grandparents of three, ages 7, 4, and 3, Modvans were far above everyone else.
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yes! This is my main reason for considering modvan. I have 3 children and I want them to be safe
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the reason we chose them. Fantastic for our kids!
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MARKET ANALYSIS



20’ in length, the ModVans CV1 and CV1/M have the same ”footprint” as a full-sized SUV and up to 7 safe, comfortable seats.



The ModVans founders and over half of ModVans customers have replaced a family SUV or other “daily driver” with a ModVans vehicle.

ModVans’ customer base includes teachers, firefighters and armed forces service men and women. Our customers solve RV affordability with long-term, low-cost RV financing and by avoiding extra RV storage, insurance and service and repair charges.

With our exciting new MH1 and MH1/X models, ModVans is positioned to take over a larger portion of the Class B RV market, which is experiencing explosive growth:

According to the RV industry association, RVIA, "The 'typical RVer' has also changed over the past two years, with the median age of a first-time RV buyer dropping to 33 years old in 2021 – down from 41 in 2020." We believe this trend is great for ModVans as younger buyers will prioritize adventure, economy (younger buyers have less money) and flexibility of use (taking kids along, for example). https://rv-pro.com/features/looking-into-the-future. Other RV manufacturers will see this trend and respond, but ModVans has a 4-year head start and we are accelerating our R&D pace.

MARKET ANALYSIS

Class B RVs are experiencing explosive growth with **~30k units** delivered in 2021.



MARKET TRENDS

People are Working Remotely…Anywhere

- COVID-19 has had a dramatic impact on the labor force. **4–5x more remote work than before the pandemic.**

- "The seismic shift to remote work [115% growth 2019-2021] in the US has resulted in a large increase in the number of digital nomads…"

- According to Elon Musk, Starlink satellite Internet is for "aircraft, ships, large trucks & RVs."

- Today, 4G and 5G is becoming ubiquitous, and RVs will greatly benefit.

ModVans

▶ Demand Verification

We first connected with buyers through $5 ads on Craigslist. Response to our offering was so huge that we stopped all paid advertising after only a month! Since our launch, sales have come primarily from unpaid organic growth via Google searches, customer referrals, mentions online (including YouTube vloggers), press coverage, and as a result of our Regulation Crowdfunding investment campaign marketing.

The map below shows Unique Pageviews from the online order checkout page of our website. The illustration presents the number of unique visitors that have visited that specific page. The only way for potential customers to access this page is to click the Complete Order button in our online order system. These visitors DO NOT need to use our order system to check pricing – that information is readily available throughout our website. At our average sale price of $109,000, 12,468 possible orders represent $1,359,012,000 in potential sales.

As our current customer distribution and chart below shows, consumer interest comes from all over the US. We have had online orders initiated from every US state, and we have verified this distribution by delivering our first 100 vehicles to consumers across the US in over 20 US states.



California
Unique Pageviews: **2,277**

2 ▬▬▬▬▬▬▬ 2,277

Since our launch in late 2017, we have sustained a 12-18 month order backlog. Most sales prospects we talk to cite the long wait as their reason for not ordering. We consistently receive 200+ initiated reservations each month. With increased production capacity, we can reduce the backlog. With a reduced backlog, we expect to convert a higher percentage of initiated reservations into sales, deliveries, and revenue. Our production capacity expansion plan is to reach 200 units/month by 2026.

ModVans

Other indicators of strong demand:

250+ customers pay an average non-refundable deposit of $2,500 and agree to wait up to 18 months for a vehicle built by a new company	In 2021 and 2022, customers have been willing to pay large premiums to purchase CV1s and CV1/Ms built on chassis purchased at retail (latest sale prices average over $140,000).

50% of sales are to customers with children	50% of sales use RV financing	Very high resale values
Multiple demos per day in our Oxnard location	3 CV1 deliveries to one Oxnard, CA neighborhood	26,000+ social media followers
3,900+ retail investors via Regulation Crowdfunding	Thousands of phone and email inquiries: 3,900+ email sales contacts in our CRM	Multiple repeat customers since our first customer delivery in June 2018



ModVans

▶ Production Capacity Expansion Plan

ModVans commenced operations in early 2018 with 3 employees in a 2,400 square foot industrial warehouse in Ventura, CA. ModVans quickly filled the space and maxed out production at 2 vehicles per month with 8 employees. After 3 years in 8,400 square feet in Oxnard, in early 2023, ModVans moved to its current facility, a 22,500 square foot industrial manufacturing facility in Camarillo, CA. ModVans is ready to expand production capacity again. ModVans' expansion plan is as follows:

MODVANS MASTER PLAN



2017	2018	2019	2020	2021
Orders and deposits for 10 CV1s	• 2,400 sq ft factory • First CV1 deliveries • 1 vehicle/month	• New features and options • 2 vehicles/month	• Raised $3m • 8,400 sq ft factory • New features and options • 3 vehicles/month	• First CV1/M deliveries • R&D for new models • 4 vehicles/month

2022	2023	2024	TBD	TBD
• First deliveries: MH1, MH1/X, CV1/X, CV1/MX • 5-10 vehicles/month	• 22,000 sq ft factory • R&D for E-CV1 • 10-20 vehicles/month	• 100,000 sq ft factory in lower cost location • Vanbassador Marketing • 100 vehicles/month • E-RV reveal	• New automated factory • Significantly lower costs • New E-RV models • 1,000 vehicles/month	• IPO • New factory • Mass manufacturing • 10,000 vehicles/month



▶ Scale Manufacturing

2024 Production Capacity Expansion

To reach the next milestone of 100 vehicles/month:

- 100,000 square feet of warehouse space -> 2 acres
- 200 employee parking spaces -> 2 acres
- 600 chassis inventory parking -> 3-6 acres
- 100 completed unit inventory parking -> 1 acre
- 8 – 11 acres total
- 2nd Shift + Additional parking -> 200 vehicles/month



See the ModVans Financial Model for a more detailed timeline and revenue forecast.

► Here are the key factors in ModVans' next location:

 Proximity to core customer base

 Proximity to international airport

 Available and affordable employee housing

 Available and affordable land for industrial use with rapid permitting

 Weather suitable to manufacturing

 Available workforce

 Supplier availability

ModVans

▶ Marketing Plan

Since its launch in late 2017, ModVans has had an order backlog with minimal marketing expense. As production capacity increases past 100 vehicles per month, it is anticipated that some profits will be invested in marketing activities such as paid ads on Facebook and Google, working with social media influencers, or attending consumer shows. However, our core plan is to drive demand ahead of production capacity with Product-Led Growth:

GO TO MARKET PLAN

 "Old school" marketing and sales using expensive TV ads, dealerships and traditional sales tactics is unnecessary and outdated.

 Like other disrupting companies with class leading products, ModVans' "go to market" strategy is to drive demand ahead of production capacity by delivering the best vehicles ("product-led growth") and building a loyal and aggressive fan base.

 ModVans leads the RV industry in innovation and technology. We have exciting plans for E-RV models that will "shock and awe" fans and competitors.

 We have delivered over 100 vehicles to happy customers all over the US. We have over 3,900 equity crowdfunding investors and 26,000 social media followers.



GO TO MARKET

100% ONLINE ORDERING

—

100% of our retail orders have been completed online.

+ Customers love ordering online with no sales pressure and tons of detailed pricing, info, videos and photos at their fingertips!

+ Website developed in-house for speed, flexibility and integration with backend systems and processes.

+ Mobile first design because that is where online shopping starts.

+ Our sales team does not require sophisticated enterprise sales training or commissions.

A problem that arises from selling vehicles online is that some potential customers would like to see a vehicle in person prior to purchase. Approximately 50% of ModVans customers attended an in-person demo at our facility or at one of the shows we exhibit at prior to their online purchase.

To extend access to in-person demos, ModVans has two planned solutions that are relatively low cost and proven effective:

In 2021 and 2022, ModVans generated <u>intense</u> <u>consumer interest</u> by building a set of demo vehicles and exhibiting them at "adventure vehicle" consumer shows across the US, including <u>Adventure Van Expo</u>, <u>Overland Expo</u> and <u>Big Boys Toys</u>.

The show venues are primarily outdoors with minimal exhibit requirements. The vehicles can be driven to the events, so exhibiting at these shows is relatively inexpensive.

In 2023, ModVans plans to launch its *Vanbassador* program. Potential customers will be able to request and schedule in-person or Zoom demos via our website. Our nationwide, growing base of ModVans customers will meet potential customers to demo their personally owned ModVans vehicle to potential customers in exchange for hourly pay and/or a referral fee.

To help ensure personal safety, customers and potential customers will be screened with automated background checks and demos will take place in public locations such as the parking lots of popular outdoor stores like Costco, REI, Dick's, or Cabela's.

GO TO MARKET

VANBASSADOR MARKETING

Would you rather go to a dealership and get pressured or book an appointment online to meet a real owner in a fun and relaxed environment?

- Program launch in 2024
- ModVans sales representatives strategically located throughout the US.
- Many/most will be customers!
- Drive and maintain ModVans demo vehicles.
- Vanbassador demos booked online.
- Conduct demos for potential customers.
- Attend local and regional events.
- Post COVID timing looks great!

ModVans

Operational Performance

ModVans has a track record of investment stewardship, growth, and operational success:

FINANCIAL & PRODUCTION PERFORMANCE

	2018	**2019**	**2020**	**2021**	**2022**
Assets	$363,282	$473,498	$928,131	$1,023,484	$1,790,855
Liabilities	$502,228	$553,657	$801,172	$936,698	$2,644,045
Deferred Revenue	$156,042	$251,954	$295,035	$543,350	$1,802,980
Revenue	$309,023	$1,211,772	$2,941,465	$3,504,390	$4,620,686
Net Income	-$274,610	-$348,077	-$973,054	-$1,746,672	-$1,410,570
Stock Sales	$131,555	$339,285	$597,860	$1,141,752	$147,580
Facility Size (sq ft)	2,400	2,400	8,400	8,400	8,400
Vehicles Delivered	6	18	30	42	32

Money from investors has been used primarily for R&D and to expand production capacity

Since our launch, growth has been limited by production capacity. Revenue growth was severely limited in 2021 and 2022 by a shortage of Ford Transit chassis due to the COVID-induced "global chip shortage." ModVans received none of the 2021 Transits we ordered wholesale from Ford. In 2021, we maintained and grew production by purchasing Ford Transits on the retail market from Ford dealers all over the US and by allowing customers to "Bring Your Own Chassis." In 2022, we grew revenue by delivering more expensive, high margin builds including our new /X Series.

ModVans expects Ford production to return to normal in 2024. ModVans has sufficient chassis on hand to maintain our operational cashflow breakeven goal though 2023.

As a result of our operational success, we know our target market well, we have a large and growing base of happy customers all over the US, and we have built significant brand name recognition.

ModVans

Financial Performance

ModVans' financial performance to date demonstrates that our business model works, management can successfully grow the business, and generating large profits is just a matter of production capacity expansion.

ModVans has successfully completed three GAAP audits and audited financial statements are available for 2018-2022. According to GAAP, ModVans is losing money. In 2020, the GAAP loss was primarily due to non-cash activities such as stock incentives for advisors and employees. In 2021, the ModVans GAAP loss was primarily due to a large increase in R&D expenses. In 2022, ModVans increased R&D spending and had a positive gross profit of $202,824.

GAAP is designed to measure and compare well-established companies, yet it is not a good measure for the performance of a small , fast growing company where overhead, training, R&D, and stock incentives comprise a larger percentage of costs than a mature one. On a non-GAAP basis, ModVans generally shows gross profits and operates near cashflow breakeven.



Assets and Debts

A S S E T S
- Intellectual property, molds and tools, patent portfolio, goodwill, and other intangible assets
- Three demo vehicles owned by the corporation worth approximately $500,000
- $1,000,000+ of tools and inventory

D E B T S
- 2017 SBA Loan $280,000: 10-year term with monthly P&I payments; interest rate Prime + 2.75%; $178,294 balance
- $89,166 equipment financing for 3D Scanner and CNC Router
- ModVans typically owes less than $100,000 to its vendors
- ModVans owes $246,632 to CEO P.J. Tezza. The loan does not accrue interest.

ModVans

▶ Non-GAAP Performance Metrics

Most early-stage investors want their funds to be spent wisely on value-creating R&D and in pursuit of rapid growth. They typically measure success with non-GAAP metrics. We consider the following to be our most important non-GAAP financial metrics:

Burn Rate: How long can we survive with the cash we have? ModVans typically operates near breakeven. At almost any time, we have the option to scale back R&D and growth initiatives to survive indefinitely from revenue.

Production Rate: Revenue is limited by production capacity, so increasing production is critical to growing revenue. Each time we scale production, we learn more about the best ways to grow the company.

Revenue: Delivering vehicles to paying customers provides a major competitive advantage. With every delivery, we demonstrate demand and learn more about our customers and target market. Happy customers driving our branded vehicles are an ongoing source of referrals. Operating from revenue means we are not dependent on lenders or future investments for survival.

Gross Margin: Making sure that our gross margin tracks closely against our business plan ensures that we are building a company that can eventually be profitable on a GAAP basis.

Customer Acquisition Cost: High gross margins do not lead to profits if customer acquisition cost is too high. Due to high existing demand from a previously unserved market, ModVans currently enjoys low customer acquisition costs. We do not anticipate production capacity meeting demand or sales and marketing costs to become a large percentage of our overall costs in the near future.

New Feature and New Model Development: Our ability to quickly design desirable new features and models and get them into production is a major competitive advantage.



▶ Competitive Analysis

ModVans believes that the key to its success is accurately tracking consumer preferences and working hard and smart to be the first to deliver the right combination of style, features, technology, and quality at an affordable and competitive price point.

▶ Patents and Innovation

ModVans has been the first to market with many unique features desired by consumers, including a modular/multipurpose conversion, the largest available Lithium RV battery, advanced app-based controls, and a popup semi-dry bathroom. In addition to being first to market, ModVans has erected these major barriers to competition:

ModVans

1 patent granted, 6 patents pending, additional patents in progress:
→ Modular, Multi-Purpose Vehicle
→ Vehicle with Slide-Up Roof [Notice of Allowance received from USPTO]
→ Boxes to Mount Air Conditioning Appliances Under Vehicle Floor
→ Vehicle Wall Extension Uses Vehicle Windows
→ Modular, Popup, Semi-Dry Bathroom
→ Vehicle Floor Layer Battery
→ Strong, lightweight, easy to assemble cabinets with curved corners

Non-patented innovations:
→ Proprietary software for app and cloud-connected monitoring and control of RV and entertainment systems with over the air upgrades
→ Modular mounting system for vehicle seats and tables
→ Designs for multiple custom printed circuit boards for battery, appliance, and entertainment system monitoring and control

Pending patents are not guaranteed to be granted by the USPTO, but our unique designs represent innovations that would require significant money and time to duplicate.

In addition to patent pending innovations, ModVans has a significant and growing body of intellectual property that, though not eligible for patent protection, represent competitive barriers due to the money and time required to duplicate them. Here are some examples:

→ Designs and tooling for parts such as our popup top and MH1 wall bump out
→ Designs and tooling for our other unique parts
→ Online training and documentation for production employees
→ Manufacturing resource planning (MRP) system implementation

TRACTION
R&D Success

6
Vehicle Models

3
Different Sizes

Unique Designs,
largest batteries, and best technology

1 Patent Granted
6 patents pending, additional patents in progress

Detailed EV Design
and roadmap

1 patent granted, 6 patents pending, additional patents in progress:
• Vehicle with Slide-Up Roof [granted – patent # 11572006]
• Modular, Multi-Purpose Vehicle
• Boxes to Mount Air Conditioning Appliances Under Vehicle Floor
• Vehicle Wall Extension Uses Vehicle Windows
• Modular, Popup, Semi-Dry Bathroom
• Vehicle Floor Layer Battery
• Strong, lightweight, easy to assemble cabinets with curved corners

Non-patented innovations:
• Software for app and cloud connected monitoring and control of RV and entertainment systems with over-the-air upgrades
• Modular Mounting System for Vehicle Seats and Tables
• Designs for multiple custom printed circuit boards for battery, appliance and entertainment system monitoring and control.

Additional Intellection Property (IP)
• Designs, CAD, CAM and tooling for 100+ unique parts
• Online training and documentation
• Manufacturing resource planning (MRP) system implementation

ModVans

Competitors

Each of our vehicle models has its own competitive stance, but some generalizations can be made:

	ModVans	Class B RVs Airstream Winnebago	Bespoke Vans Sportsmobile CCV	Minivan / SUV / Truck
Unique Modular Design	✔			
Easy to Drive and Service	✔		✔	✔
Safe, Comfortable Seating for 5+	✔			✔
Camping Features	✔	✔	✔	
Largest batteries, app/cloud connected, high-efficiency DC A/C and heating	✔			
Average Price	$109K	$130K+	$180K+	$44K
Monthly Cost	US$658	US$794	Not Available	US$805

ModVans has 3 different categories of competitors:

→ Large RV Manufactures (Class B RVs)
  → Roadtrek
  → Forest River
  → Thor
  → Winnebago
→ Custom/Bespoke Camper Van Builders
  → Colorado Camper Van
  → Tourrig
  → Outside Van
  → Sportsmobile
→ Minivans, SUVs and Pickup Trucks
  → GM, Ford, Toyota, Dodge
-
ModVans owners save money over time because there is no need to own a separate and expensive vehicle for camping. Traditional RVs guzzle gas, are expensive to maintain, expensive to store, and expensive and time consuming to service. Campsite spaces for large RVs are more expensive and much more limited in availability. ModVans RVs can fit in almost any campsite parking space.

As a daily driver, ModVans vehicles require no special storage, fit in standard parking spaces, and get good gas mileage. Ongoing maintenance is easy because the Transit chassis can be serviced at any Ford dealership.

▶ Large RV Manufactures

Large RV manufactures have been slow to recognize the multipurpose vehicle market. Their focus for the Class B motorhome market has traditionally been designing dedicated camping vehicles for retired individuals and couples. During COVID, several manufactures launched Class B RVs with popup tops and 2 beds. However, none offer the size, style, and feature combinations offered by ModVans that make our vehicles truly multipurpose. In their class, ModVans vehicles have more features, unique designs, better technology, and lower prices.

Large RV manufactures handle most new product development efforts by integrating components available from 3rd party vendors. Having to wait for outside companies to develop new products is slow, adding months or years to development cycles. Using vendors for product development means that competitors can buy the same products, so it is no surprise that models from different manufactures have similar features and often look alike. Generally, the RV manufacturing market uses outdated designs and technology, both in production and in their completed RVs.

At ModVans, if it is determined that a new product or feature is needed, we tackle all aspects of product development. Here are some examples of features developed in-house at ModVans that competitors have yet to replicate:

→ Modular design with all appliances mounted under the van to save space and enable modular features
→ Class leading, unique popup top designs (larger, better looking, power equipped, with electronic safety and operating controls)
→ Safe, comfortable, modular seating system for up to 7 people (most Class B RVs have 2 seats, but those that seat more than 2 have uncomfortable benches with fewer seating positions and don't properly accommodate child seats)
→ Unique "popup semi-dry" bathroom (typical RV bathrooms hog space, block windows, and require you to shower with the toilet)
→ /X Series: Largest available battery, high efficiency DC appliances, in-house developed software for monitoring and control apps with over-the-air updates
→ Online customization and ordering

▶ Custom/Bespoke Camper Van Builders

There are many custom camper van builders. For the right price and a long wait, some builders offer some of the features available in ModVans vehicles. Very few custom builders are certified RV manufactures. This means that their customers do not have access to RV financing, warranties, and insurance. Access to RV financing is critical, as long term loans help make RVs affordable to a much larger market. Over 90% of RVs are financed with long term loans. With limited volume and market, most custom camper van builders charge far more for fewer features.

▶ Minivans, SUVs, and Pickup Trucks

In the past, large vehicle manufactures such as GM experimented with building RVs (for example see https://en.wikipedia.org/wiki/GMC_motorhome), but these experiments failed. The qualities that work well for producing millions of vehicles work against these large companies at smaller volumes. Large vehicle manufactures have their hands more than full transitioning to EV platforms, competing with startup EV manufactures such as Telsa and Rivian, and struggling with modern supply chain realities. We do not expect to see any large vehicle manufacture offer a directly competitive vehicle anytime soon.

ModVans

Why Customers Choose ModVans

Typical Customer Feedback

Q: How long did you search for a camper van before selecting ModVans?
A: We have been researching online for about three years waiting for smaller camper vans to be released on the market.

Q: What other companies did you consider?
A: Sportsmobile / Mercedes Sprinter / Tear drop trailers / Airstream trailers.

Q: What are the top 1-3 reasons you selected ModVans?
A: The overall value of the offering, everything we wanted with nothing we didn't, the additional seating, and the option for all around windows so the kids wouldn't be stuck in the back unable to see anything.

Financial Projections

The core of ModVans' business model is sales of multi-purpose vehicles at a gross margin of 30%:

BUSINESS MODEL



$109K
AVG. SALE PRICE

$38K
CHASSIS 38%

$33K
PARTS 30%

$4K
LABOR 4%

$35K
GROSS MARGIN 32%

Chassis 34%
Profit 32%
Labor 4%
Parts 30%

1,000 sq ft / vehicle / month (100,000 sq ft = 100 vehicles / month)

2 production employees / vehicle / month (100 vehicles / month = 200 employees)

.75 acres / 100 vehicles for chassis or vehicle inventory

Combined with a sales forecast and projected overhead costs, this model provides gross profit and net profit projections (additional details available upon request):

Projected Vehicles, Revenue and EBITDA

	Year 1	Year 2	Year 3	Year 4
Assets	$17,303,832	$31,233,484	$89,934,151	$245,936,374
Liabilities	$1,172,621	$7,368,382	$17,361,759	$44,929,138
Deferred Revenue	$117,887	$1,387,111	$1,887,009	$11,394,247
Revenue	$8,156,834	$45,563,154	$223,128,380	$2,089,910,608
EBITDA	$770,123	$9,554,510	$67,662,667	$574,140,861
Facility Size (sq ft)	100,000	100,000	200,000	300,000
Vehicles Delivered	58	348	1,382	2,942

ModVans

▶ Gross Margin

ModVans has manufactured and delivered over 100 vehicles in 4 years. We used this operating experience to estimate the Cost of Goods Sold for labor, parts and materials, and resulting Gross Margin for 8 types of multi-purpose vehicles. As we achieve economies of scale, we expect costs to go down, leading to higher margins and/or lower prices.

▶ Additional Profit Opportunities

With a growing base of young, active customers, we have additional opportunities to broker used vehicle sales, sell upgrades, and sell vehicle related subscription services. These potential revenues are not included in our projections.

In addition to selling complete vehicles, ModVans secured binding agreements to sell class leading systems and parts to other companies. These potential revenues are not included in our projections. Such agreements are not included in projections.



▶ Financial Model

We created a financial model based on our operating history that describes the floor space and costs required to build 8 types of multi-purpose vehicles. From that, we projected the capital required to jump start manufacturing of 1,200 vehicles per year. The choice of 1,200 vehicles per year was based on the following factors:

→ Ability to raise capital
→ 50% of a conservative initiated reservation rate of 200/month
→ Number of Class B RVs produced by a typical medium sized RV manufacturer such as Roadtrek

With 2 new models, /X Series models, and upcoming EV models, we expect sales to continue to grow organically. Based on a history of demand consistently growing to match increased production capacity, a review of related markets, and considering consumer ability to pay for vehicles in our price range with readily available RV financing, **we project ultimate demand for ModVans will exceed 10,000 units/month**.

ModVans

Production Scaling

In our current growth phase, our plan to increase production is to replicate our existing process and add new manufacturing automation where it is easy and inexpensive. Currently we operate out of an 22,500 square foot manufacturing facility and have one of each large piece of required equipment (CNC Router, dust collector, popup top mold, etc.) plus inventory, tools, and our production team.

Our short-term growth plan is to build a larger facility, hire more people, buy more/higher capacity equipment, and bring some historically challenging operations such as painting in-house.

ModVans production is currently divided into two teams: Parts and Build. Each Parts team can produce parts for 4 vehicles per month. Each Build team member can assemble 2 vehicles per month. The plan to scale our production team consists of adding new team members incrementally and using current team members to train and lead new teams for 2-4 months (4-8 vehicles). It takes 2-4 vehicle builds to train new team members, but not all new team members successfully complete training. The ramp up called for in our projections allows extra time to account for expected employee retention rates.

In addition to our own experience with recruiting and hiring, we have relationships with several temp-to-permanent employment agencies that staff manufacturing companies. These agencies have reviewed our projections and do not anticipate any issues recruiting the number of employees needed in our short-term growth plan.



Overhead Costs

To project overhead costs for the first 3 years, we used the following factors:



Market analysis of available properties and construction costs



4 years of operating experience to estimate costs for utilities, insurance, and debt payments plus sales, marketing, and administrative salaries



Estimated costs for our direct-to-consumer marketing campaign

ModVans

Leadership Team

The ModVans founding team is highly technical, experienced in building and owning custom RVs and experienced with high growth startups. Detailed resumes are available on request.

Founding and Advisory Team

						
P.J. TEZZA CO-FOUNDER / CEO	**LAURIE TEZZA** CO-FOUNDER / VP	**JEAN-THIERRY AUPETIT** CHIEF ENGINEER	**JONATHAN BRASWELL** PRINCIPAL SOFTWARE ENGINEER	**DAVID CECIL** PRINCIPAL ELECTRICAL ENGINEER	**ABE KLEINFELD** ADVISOR	**RANDY FUCHS, P.E.** ADVISOR
20+ year career in startups	20+ year career in startups	RV builder/owner	Top Level Software Engineer for:	RV Owner	CEO, GridGain (2nd fastest growing private company in Silicon Valley)	Forensic Engineering, Construction and Manufacturing Quality Assurance
RV builder/owner	RV owner	Boat builder	Rebellion Defense F9 Teams Tripwire	Top Level EE	Raised over $40 million in venture capital	RV builder/owner
BS Physics, Georgia State University	MBA, Mills College	BS Mechanical Engineering, UC Berkeley	**Linkedin**	Experienced in electrical, electronics and embedded systems	**Linkedin**	BS Physics, Texas State; BS Mechanical Engineering, University of Texas
Linkedin	**Linkedin**	MS Aerospace Engineering, CU Boulder		BSEE Georgia Tech		
		Linkedin		**Linkedin**		

Co-Founders P.J. and Laurie Tezza

PJ and Laurie are seasoned entrepreneurs. They have worked long, hard hours together to bring their dreams to life, and they are determined to go the distance with ModVans.

Laurie Tezza, Co-Founder and Vice President
With substantial experience working in startups and an MBA from Mills College, Laurie understands business operation fundamentals such as accounting, HR, payroll, and customer and vendor relationships. In the current environment of extreme supply chain challenges, having an executive that can solve problems and make things happen has been critical to ongoing operations. Laurie contributes a valuable perspective to both operations and product development. In a business that creates products for families, we believe Laurie's input provides ModVans a competitive advantage.

P.J. Tezza, Co-Founder and CEO
Throughout his career in startups, PJ has created dozens of new products and delivered them to paying customers at scale. He is able to operate as both an engineer and a manager. PJ can review a potential market and discern the fastest way to create a working product with product/market fit. PJ is devoted to the Lean Startup methodology. At ModVans, every product and feature endure the full MVP and product/market fit process. PJ is driven, dedicated, and he embraces hard work. He built the CV1 prototype in his driveway with hand tools. PJ has learned from his long experience with startups that scaling requires hiring great people and successful delegation.

JT Aupetit, Chief Engineer
With several degrees including an MS in aerospace engineering, JT is our resident genius. He is a constant whirlwind of activity, moving from 3D CAD in the office, to cutting prototype parts on the CNC, to managing all aspects of R&D including the critical hand-off to production. JT and PJ have worked together many long days and nights, refining production of the CV1 and designing and building new features and vehicle models. JT is a perfectionist who inspires us to improve finish and quality and provides a good check against PJ's constant push for growth and innovation. JT left a successful career as an aerospace engineer for the USAF to work for ModVans.

ModVans

Jonathan Braswell, Principal Software Engineer
Instead of school, Jonathan spent his college years coding for startups and is one of the best software engineers in the world (just ask him). When ModVans was ready to connect its RV systems and custom designed circuit boards to apps and the cloud, Jonathan took over primary coding responsibilities from PJ, and the ModVans software development team has been super-charged ever since. With his combination of deep experience and skills, Johnathan had features such as over-the-air updates working in weeks instead of the years typically spent by big companies with big budgets. Jonathan left a successful and high-paying career in software startups to work for ModVans.

David Cecil, Principal Electrical Engineer
David has years of experience leading teams in all aspects of electrical and electronics engineering. As a hobby, David is developing a new generation of high efficiency RV inverters. ModVans vehicles have complicated electrical systems. For our high capacity batteries and /X Series management and control systems, we have developed multiple custom printed circuit boards (PCBs) and embedded systems. With so much electrical and electronics work, we knew we needed a skilled electrical engineer to lead this effort full time. David was our top choice, and we are so happy he agreed to leave his lucrative career and work for ModVans.

Chris Middleton, VP of Production
When we interviewed Chris, we were surprised but thrilled that he was willing to move from managing a 1M square foot production facility for GM, but Chris is a true ModVans believer. He brings to ModVans decades of manufacturing management experience that has been extremely useful in managing and scaling production. For a manufacturer using tools and chemicals, there are a lot of rules and procedures to follow. Fortunately for ModVans, Chris knows them. Chris has his fingers on the pulse of ModVans production and knows what every production team member is up to, both personally and professionally.

Abe Kleinfeld, Advisor
Abe is the "can-do" guy that VCs turn to when they need somebody to run a company. You would think that means he is tough, and in some ways he is, but we consider him a good friend that knows his business and is not afraid to tell you when you have food on your face. We ask Abe all sorts of questions about raising capital, management, and scaling, and he is always willing to give his valuable time to listen to our questions, give thoughtful responses, and share his network.

Randy Fuchs, P.E., Advisor
ModVans builds vehicles that carry passengers on (and off) roads in the real world. We do not take lightly the fact that mistakes could have serious consequences. With this in mind, we appreciate having a certified Professional Engineer as an advisor. Randy also happens to be an avid RV user. He has designed and built multiple RVs for his personal use and currently spends much of his time traveling the country in custom designed camper van that he and his wife Shelly built.

Scaling Management

Beyond their rolodex of contacts from the startup and software engineering world, the ModVans leadership team has made hundreds of RV and vehicle manufacturing industry related connections over the last 5 years. A long list of people with deep industry experience have expressed their interest in working with ModVans once we reach the growth stage. ModVans is an exciting, fast-growing company in a fun industry. In our upcoming growth stage, we want to offer a very attractive package of pay, benefits, and growth opportunities that will attract management level employees with varied experience and capabilities.

ModVans

▶ Corporate Culture

ModVans is part of a fun industry, and we believe that our work should be fun and rewarding. We love working with smart, passionate people, building products we are proud of and are desirable in the market, and developing long term relationships with our happy customers!

ModVans is committed to being a great employer where our team members have good working conditions, good wages and benefits, and are incentivized by sharing in the success of the company. ModVans management always listens to and considers the views of every employee. ModVans strives to be a place where people from all genders, ages and walks of life can join, contribute in meaningful ways, and grow. ModVans strives to maintain a "no drama" environment where critical decisions are made based on objective data.

▶ Return on Investment Plans

To date, all ModVans investors invested by purchasing stock (or an agreement that converted to stock) in the company. For investors to see a significant return, ModVans must increase the value of investor's stock and achieve an "exit." ModVans is a private company, so the value of its stock is difficult to ascertain. However, we have publicly sold stock to investors and those sales can be used as data points to evaluate our performance:

2020	2021	2022	2023 Q4 (projected)
$5.95/share $12.5M valuation	$11/share $25.3M valuation	$29/share $69M valuation	$65/share $150M valuation

Because ModVans is a private company, its stock is not easy to trade. Investors require an "exit" to get a return on their investment. ModVans envisions these possible exit events:

→ ModVans grows the company until an Initial Public Offering (IPO) and stock exchange listing is the best exit option for our investors.
→ An entity such as a large company or investment fund purchases ModVans at a price that meets the requirements of the majority of its stockholders.
→ ModVans lists its stock for sale with an exchange or one the upcoming online secondary markets.

We see a very large market opportunity, and ModVans has the talent and timing to take advantage of it. We intend to grow the company and its value until IPO.

▶ Worst Case Scenarios

If plans to scale and become profitable are not realized, we see these possibilities:

→ Given the founder's connections to large RV manufacturers and dealers, ModVans could sell its operations, designs and/or technology. In this non-ideal case, we would hope to return some of our investor's investment principle.
→ If the company cannot continue operations and cannot sell any of its intellectual property, the company does not expect to own enough assets to return a substantial portion of our investor's investment principle.

▶ Valuation

Related companies were studied to establish a highly competitive valuation. To calculate ModVans' current valuation of $69,000,000, we considered the following factors:

Current Annual Revenue Run Rate: $10M+/year	Projected Annual Run Rate at Reno facility after 12 months: $155M/year
Potential market value of 6 RV models	Potential market value of /X Series batteries, systems, electronics, and software

ESTIMATED VALUATIONS OF SIMILAR/RELATED COMPANIES:

Arc Boats: $30M raised – no revenue – highly competitive market	**Electric Sheep Robotics:** $25.5M raised – minimal revenue (claimed 30 customers in 2022) – highly competitive market
Terra Kaffe: $14M raised – unknown revenue– highly competitive market	**Third Wave Automation:** $55M raised – minimum revenue (planned 100 units by 2022)

Miso Robotics: $43.8M raised – $3m ARR	**Abodu**: $23.5M raised	**Cabana**: $13.5M raised

Outdoorsy: $195M raised	**RVshare**: $150M raised
Hipcamp: $97.5M raised	**The Dyrt**: $22.3M raised

In a typical Series A funding round, investors purchase 20% of the equity, so, for example, we estimate that Arc Boats raised $30M at a $150M valuation.

The goal for ModVans is to IPO around the time we are delivering 10,000 vehicles per year and building our 100,000 vehicle per year factory. Here is some example math: 100,000 vehicles per year at 30% gross margin at an average price of $100,000 vehicles gives $3B/year gross profit. Let's assume that overhead is $1B, so we end up with $2B/year net profit. Using 5x net profit, ModVans valuation as a mature company would be $10B. Assuming IPO investors want a 50% discount, that works out to $5B valuation at IPO. If all this works, an investor at our $69M current valuation would have a 72x ROI.

ModVans

Positive Social Impact





US Based Workforce
Good jobs for all walks of life
Living wages - home ownership is a goal
Full time employment with benefits

Helping to save the planet
Speeding the transition to sustainable energy

US Based Workforce
Good jobs at ModVans are available to people from all walks of life. ModVans has a commitment to good benefits and good pay for all its employees. All our employees are US-based, and we have few or no part-time employees or contractors. All full-time employees get full benefits that include:

→ Paid health care (we pay 100% of silver policy)
→ Paid time off (12 days/year + 7 holidays + 6 days holiday "bonus")
→ Lowest starting pay is $18/hr
→ All employees can quickly earn significant raises

We plan to relocate our manufacturing to Reno, NV. A main deciding factor for location choice is quality of life for our employees. Our employees want to own their own homes without having to rely on a partner, a roommate, or extended family. Remaining in our current location of Oxnard would require wages that would make us uncompetitive.

Helping to Save the Planet
Current ModVans vehicles have internal combustion engines (ICE) and emit greenhouse gases. At this time, only ICE chassis meet reasonable consumer price and range requirements. Existing alternatives such as Class C RVs, larger Class B RVs, and towing a trailer behind a large ICE-powered SUV or truck are all much worse for the environment. They typically require a separate dedicated camping vehicle, consume much more fuel, and emit a lot more greenhouse gases.
The ModVans team understands and agrees that steady progress is not enough, so we are actively planning an all-electric E-CV1 model. Our goal is to be ready for production as soon as the underlying chassis are, and, based on the progress of EV chassis manufacturers, we are confident this will happen in the very near future.

ModVans

▶ Corporate Structure, Equity and Financial Governance

ModVans Inc. is a Delaware Corporation with its main business office in Oxnard, California. The ModVans Board of Directors has 2 members, co-founders Laurie and P.J. Tezza.

ModVans has these types of stock: Series Seed Preferred Stock, Class A Voting Stock, and Class B Non-Voting stock. Series Seed Preferred and Class A shares have one vote per share while Class B shares are non-voting except as required by Delaware law. Series Seed Preferred have a liquidation preference to all other share types.

CAPITALIZATION TABLE


Voting Stock
5%
95%
Class A Voting - Founders Laurie & PJ
Preferred Voting - Angel Investors
All Equity
2.5%
15.0%
10.0%
2.5%
70.0%
Class A Voting - Founders Laure & PJ
Preferred Voting - Angel Investors
Class B Non-Voting Crowdfunding
Class B Non-Voting - Employees - Issued
Class B Non-Voting - Employees - Available

Co-founders Laurie and P.J. Tezza own 100% of Class A Stock (95% of voting power with 5% controlled by Series Seed Preferred owners) and approximately 70% of all authorized shares. Series Seed Preferred shares are owned by 3 investors friendly to the corporation. The remaining Class B shares are owned by RegCF investors and our advisors and employees. Series Seed Two Preferred shares are available for purchase by accredited investors.

In 2019, ModVans authorized and issued Class B Non-Voting shares for two purposes:

→ To sell to investors via Regulation Crowdfunding (RegCF)
→ To allocate to our advisor and employee stock incentive pool

In June 2020, ModVans completed its first RegCF investment campaign: https://www.startengine.com/modvans. Selling Class B Non-Voting shares at $5.95/share, $12.5M pre-money valuation, we raised the SEC maximum of $1.07 million from over 3,200 investors.

In March 2020, we completed a $100,000 Simple Agreement for Future Equity (SAFE) with an investor friendly to the corporation at a valuation cap of $5.95/share, $12.5M pre-money valuation.

In August 2021, ModVans completed its second RegCF investment campaign: https://wefunder.com/modvans. Selling Class B Non-Voting shares at $9-$11/share, $25.3M pre-money valuation, we raised $305,000 from 527 investors.

In May 2021, ModVans completed 2 SAFEs worth $800,000 with investors friendly to the corporation at a valuation cap of $11/share, $25.3M pre-money valuation.

In September 2021, ModVans reorganized as a Delaware Corporation and converted its 3 SAFEs to equity at the valuation caps in the agreements.

In June 2022, ModVans launched its third RegCF investment campaign, https://wefunder.com/modvans, selling Class B Non-Voting shares at $29-$31/share, $75M pre-money valuation. As of this writing, this campaign is ongoing.

ModVans has successfully completed four GAAP audits using CPA firm SetApart Financial Services. Audited financial statements are available for the period 2018-2022.

▶ Risk Factors

ModVans is subject to the same risks that all companies are exposed to, including risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

These are risks related to ModVans (the Company):

Business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will find sufficient demand for its product, that people will choose its product over a competing product, or that the Company will be able to provide products at a price that allows it to make a profit and still attract business.

The Company has historically operated at or near break-even. In the event projections cannot be met, the Company can delay or reverse significant portions of planned production capacity expansions and associated direct costs for labor, chassis, and parts.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding anticipated financial or operational performance are hypothetical and are based on best estimates of the probable results of operations and will not have been reviewed by independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably may not materialize due to unanticipated events and circumstances beyond the Company's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The anticipated operational performance is based on 4 years of operating history. The anticipated sales forecast is based on maintaining the current initiated reservation rate of 200+/month and improving the rate of conversion into sales by lowering estimated delivery dates (a 12-18 month order backlog is the primary sales objection reported).

ModVans

Significant Market Competition

We compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any newly developed technologies. It should further be assumed that competition will intensify.

We have a multi-prong plan for staying ahead of better financed competition. The elements of this plan include the following:
→ Rapid, low-cost, in-house development of key differentiating features such as molded parts and app-controlled monitoring and controls systems
→ Direct to consumer internet-based business model
→ Low sales, marketing, and administrative overhead
→ No dealer markup
→ Multiple patents pending

The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or if we make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time.

Each function critical to the Company, such as marketing, sales, website development, 3D CAD/CAM, and all manufacturing operations can be performed by at least 2 employees or Company advisors.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. Most of the parts and materials we purchase from third parties are generic items, available from multiple manufacturers and vendors. In the event of a long-term problem with availability, we would be able to purchase similar items from other manufactures or vendors. One exception is Our Ford Transit van chassis. While other van chassis are available from manufacturers, such as GM, Dodge and Mercedes, our current designs and patterns are specific to the Ford Transit and it would take 2-3 months to change the designs to use a different chassis and more time to establish new wholesale buying relationships and build up inventory.

Our long-term chassis availability plan is to adopt an EV skateboard chassis that can be sourced from multiple EV chassis vendors.

ModVans

Medium term, the Company maintains an inventory of chassis and closely monitors news related to chassis availability issues such as a union strike to minimize delays due to chassis supply problems. Long term, ModVans plans to diversify chassis suppliers.

Risks associated with manufactured products
The Company manufactures recreational vehicle products that have the potential to be involved in injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of investments. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the Company.

The Company currently maintains product liability insurance. It is one of thousands of US "vehicle conversion" companies and it expects liability insurance to continue to be available on reasonable terms.

Our ability to sell our products is dependent on outside government regulations which are subject to change at any time
The ability to sell our products is dependent on outside government regulation such as FMVSS and other relevant government laws and regulations. The laws and regulations concerning the selling of our product maybe be subject to change and, if they do, the selling of product may no longer be in the best interest of the Company.

The Company is a member of the RIVA and SEMA, and these associations continuously lobby the government on behalf of its members. The Company closely monitors news related to related government regulations. It is one of thousands of US "vehicle conversion" companies and does not expect new regulations to suddenly change its ability to sell its products.



▶ Forward-Looking Statements

Some of the information contained in this document's discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this document.

ModVans

Exhibit B
Audited Financials 2021-2022
(Exhibit B to Form C-AR)
April 29, 2023

ModVans Inc.

MODVANS, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Modvans, Inc.
Ventura, California

Opinion

We have audited the financial statements of Modvans, Inc. which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Modvans, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Modvans, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Modvans, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Modvans, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Modvans, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 24, 2023
Los Angeles, California

MODVANS INC.
BALANCE SHEETS

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	25,472	$	15,993
Inventory		479,796		333,958
Accounts receivable		72,345		-
Prepaids and other current assets		652,514		322,549
Total current assets		**1,230,127**		**672,500**
Right-of-use assets, related party		185,226		-
Property and equipment, net		375,502		350,984
Total assets	$	**1,790,855**	$	**1,023,484**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accrued expenses	$	211,319	$	35,680
Deferred revenue		1,802,980		543,350
Current portion of SBA loan		39,231		39,231
Right-of-use liabilities, current portion		5,785		-
Due to shareholders		164,887		121,887
Total current liabilities		**2,224,202**		**740,147**
Right-of-use liabilities, related party		180,935		-
SBA loan		149,742		188,430
Loan payable		89,166		8,121
Total liabilities		**2,644,045**		**936,698**
STOCKHOLDERS' EQUITY (DEFICIT)				
Preferred Stock		8		8
Common Stock - Class A		160		160
Common Stock - Class B		50		50
Paid in Capital		4,048,681		3,672,590
Equity Issuance Cost		-		(99,176)
Accumulated Deficit		(4,902,090)		(3,486,847)
Total stockholders' equity (deficit)		**(853,190)**		**86,786**
Total liabilities and stockholders' equity (deficit)	$	**1,790,855**	$	**1,023,484**

See accompanying notes to financial statements.

MODVANS INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 4,620,686	$ 3,504,390
Cost of goods sold	4,417,862	4,023,830
Gross profit (loss)	202,824	(519,440)
Operating expenses		
General and administrative	1,510,507	1,229,698
Research and development	44,088	16,994
Sales and marketing	42,829	151,134
Total operating expenses	1,597,425	1,397,826
Operating loss	(1,394,600)	(1,917,266)
Other (income) expense		
Other income	(5,096)	(195,913)
Interest expense	21,066	25,319
Loss before provision for income taxes	(1,410,570)	(1,746,672)
Provision/(Benefit) for income taxes	-	-
Net Loss	**$ (1,410,570)**	**$ (1,746,672)**

See accompanying notes to financial statements.

MODVANS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For Fiscal Year Ended December 31, 2022 and 2021

(in $USD)	Preferred Stock Shares	Amount	Common Stock - Class A Shares	Amount	Common Stock - Class B Shares	Amount	Aditional Paid in Capital	Equity Issuance Cost	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance—December 31, 2020	-	$ -	1,600,000	$ 160	496,200	$ 50	$ 1,966,100	$ (99,176)	$ (1,740,175)	$ 126,959
Issuance of Class B shares	-	-	-	-	5,995	-	806,499	-	-	806,499
Conversion of SAFEs	83,620	8	-	-	-	-	899,992	-	-	900,000
Net loss	-	-	-	-	-	-	-	-	(1,746,672)	(1,746,672)
Balance—December 31, 2021	83,620	$ 8	1,600,000	160	502,195	50	3,672,590	(99,176)	(3,486,847)	86,786
Issuance of Class B shares	-	-	-	-	13,755	-	47,588	-	-	47,588
Issuance of Preferred Shares	3,448	-	-	-	-	-	816	99,176	-	99,992
Stock Based Compensation	-	-	-	-	-	-	327,687	-	-	327,687
Net loss	-	-	-	-	-	-	-	-	(1,415,243)	(1,415,243)
Balance—December 31, 2022	87,068	$ 8	1,600,000	$ 160	515,950	$ 50	$ 4,048,681	$ -	$ (4,902,090)	$ (853,190)

See accompanying notes to financial statements.

MODVANS INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (1,410,570)	$ (1,746,672)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation of property	80,315	36,259
Stock-based compensation	327,687	464,749
Other income - PPP forgiveness	-	(195,909)
Changes in operating assets and liabilities:		
Inventory	(145,838)	135,542
Accounts receivable	(72,345)	-
Prepaid expenses and other current assets	(329,965)	(317,817)
Accrued expenses	175,640	16,032
Right-of-use liabilities, net	1,494	-
Deferred revenue	1,259,630	248,316
Net cash used in operating activities	**(113,953)**	**(1,359,500)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(23,718)	(43,854)
Net cash used in investing activities	**(23,718)**	**(43,854)**
CASH FLOW FROM FINANCING ACTIVITIES		
Due to shareholders	43,000	63,765
SBA loan	(38,688)	109,130
Loan repayments	(4,742)	(5,808)
SAFE investments	-	800,000
Issuance of common shares, net of issuance costs	47,588	341,752
Issuance of Preferred Shares	99,992	-
Net cash provided by financing activities	**147,149**	**1,308,839**
Change in cash	9,479	(94,514)
Cash—beginning of year	15,993	110,507
Cash—end of year	**$ 25,472**	**$ 15,993**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	
Cash paid during the year for income taxes	$ -	
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Conversion of debt into common stock	$ -	$ -
Conversion of SAFEs into preferred stock	$ -	$ 900,000
Purchase of property with loan	$ 81,115	$ 247,976

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

WebTez, Inc. was formed on February 15, 2012 ("Inception") in the State of Georgia, then reincorporated on August 23, 2021 as ModVans Inc in the State of Delaware (which may be referred to as the "Company", "we," "us," or "our". The Company's headquarters are located in Camarillo, California.

ModVans designs and manufactures high-tech multipurpose vehicles with camping features and sells direct to consumers on our website, www.modvans.com. ModVans offers 6 vehicle models in 3 different sizes. Our award winning, uniquely designed vehicles fit the sweet spot between SUVs and traditional RVs. Many of customers replace their everyday vehicle.

To build our vehicles, we buy vans ("chassis") wholesale from a large manufacturer such as Ford and convert them into motorhomes. Technically, we are a "second stage vehicle manufacturer." We are also a licensed and certified RV manufacturer, which allows our customers access to RV financing, warranties, and insurance. With long term RV financing, our vehicles have a monthly payment similar to a new SUV. ModVans has delivered over 100 vehicles to customers all over the US.

2.   SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within fifteen days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. During the years ended December 31, 2022, and 2021, the Company did not record bad debt expense.

Inventory

Inventory consists primarily of parts, materials and vehicles in process but not yet delivered to the customer. Inventory is recorded at the lower of cost or market, using a standard costing and specific identification method. As of December 31, 2022, and 2021, inventory was $479,796 and $333,958, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Laguna CNC Router	7 years
Tools and equipment	3 - 5 years
Furniture and fixtures	5 years
Vehicle	5 years
Demon vans	7 years
Leasehold improvements	Shorter of useful life or lease term

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

The Company recognizes revenue from the sale of recreational vehicle models when the vehicle has been delivered to the customer and the Company has satisfied its performance obligation. The Company records deferred revenue for any customer deposits received but the model has not yet been delivered. As of December 31, 2022, and 2021, the Company had deferred revenue of $1,802,980 and $543,350, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. Refer to Note 9 for the Company's right of use asset and liability.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Newtek SBA Escrow	$ 3,048	$ 63,048
Chassis	630,557	255,795
Insurance	17,241	386
Prepaid Expenses	1,668	-
Dues and memberships	-	3,320
Total Prepaids Expenses and Other Current Assets	**$ 652,514**	**$ 322,549**

Prepaid Chassis represents chassis parts purchased for vehicles that have not yet been delivered.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of:

As of Year Ended December 31,	2022	2021
Laguna CNC Router	$ 21,792	$ 21,792
Demo vans	247,976	247,976
Tools and equipment	204,003	108,726
Furnitures and fixtures	28,625	19,069
Vehicles	21,925	21,925
Leasehold improvements	14,234	14,234
Property and Equipment, at Cost	**538,554**	**433,721**
Accumulated depreciation	(163,052)	(82,737)
Property and Equipment, Net	**$ 375,502**	**$ 350,984**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 totaled $80,315 and $36,259, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Preferred Stock

Upon the reincorporation to a Delaware company, the Company has authorized the issuance of 1,000,000 shares of Preferred Stock, $0.0001 par value. Of this amount, 100,000 shares were designated as Series Seed Preferred Stock.

On September 30, 2021, the Company filed a Certificate of Designation of its Series Seed Preferred Stock, at which point all the Company's outstanding SAFE notes (see Note 6) were automatically converted into 83,620 shares of preferred stock.

During the year 2022, the company issued 3,448 Preferred shares for total proceeds of $99,992.

Common Stock

The Company has authorized the issuance of two classes of shares with $0.0001 par value that consists of 1,600,000 shares of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock. As of December 31, 2022 and 2021, 1,600,000 shares of Class A common stock are issued and outstanding for a consideration of $160.

As of December 31, 2022 and 2021, 515,950 and 502,195 shares of Class B Common Stock are issued and outstanding.

As of December 31, 2022, 243,413 restricted shares had vested. The Company recorded stock-based compensation expense of $327,687. In 2022, $165,549 was included in cost of goods sold and $162,138 was included in general and administrative expenses in the statements of operations. In 2021, $280,299 was included in cost of goods sold and $184,450 was included in general and administrative expenses in the statements of operations. As of December 31, 2022, unrecognized compensation cost for unvested shares was $217,957.

Rights and Preferences

Dividend rights - Holders of the Preferred Stock, in preference to the holders of the Company's Common Stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends as defined in the Articles. The dividends are payable only when declared by the Board of Directors and are non-cumulative.

Liquidation preference - Upon a liquidation event, as defined in the Articles, before any distribution or payment is made to the holders of the Company's Common Stock, the holders of the Company's Preferred Stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of Common and Preferred Shares, on an as converted to Common Stock, basis.

Conversion rights - The Preferred Stock shares are convertible, at the option of the holder, into shares of the Company's Common Stock, based on the conversion rate, as defined in the Articles. As of December 31, 2021, the Preferred Stock was convertible into one share of Common Stock.

Voting rights - The holders of the Company's Preferred Stock shall have one vote per share held on an as converted to Common Stock basis.

6. DEBT

SBA Loan

The Company signed a long-term loan with Newtek on November 21, 2017 and matures in ten years. The loan is a Small Business Administration guaranteed loan in the amount of $280,000. The loan has a fluctuating rate calculated on the Prime Rate (as posted in the Wall Street Journal as of the first business day of the month in which SBA receives the application) plus 2.75%. The rate will be adjusted on a quarterly basis on the first day of each calendar quarter, beginning the first calendar quarter following the loan closing. The following is a summary of principal maturities of long-term debt during the next five years. As of December 31, 2022 and 2021, the loan has an outstanding balance of $188,973 and $277,661, respectively. The following is a schedule of future maturities:

	2023	2024	2025	2026	2027
SBA Loan #PLP 12958970-04	39,231	39,231	39,231	39,231	32,050

PPP Loan

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $76,109, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

In March 2021, the Company received a 2nd PPP Loan for an aggregate principal amount of $119,800 under the same terms as the first PPP Loan.

In August and December 2021, both PPP Loans received notification of full forgiveness, and accordingly the Company recorded a gain of forgiveness of $195,909 as other income in the statements of operations.

Loan Payable

In June 2019, the Company financed an equipment purchase with a loan. During 2022 and 2021, the Company made repayments, including interest, totaling $5,808 and $5,807, respectively. During 2022, the Company financed Insurance premium from Cypress Premium Funding of $29,904.

During 2022, the Company financed an equipment purchase with a loan of $86,367.

SAFE Investment

In 2021, all outstanding SAFEs were converted into 83,620 shares of preferred stock upon the Company's filing of its Certificate of Designation.

7.   INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 and 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (438,118)	$ 521,207
Valuation Allowance	438,118	(521,207)
Net Provision for income tax	$ -	$ -

As of Year Ended December 31,	2021	2021
Net Operating Loss	$ (1,449,637)	$ 1,011,518
Valuation Allowance	1,449,637	(1,011,518)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

As of December 31, 2022 the Company had net operating loss ("NOL") carryforwards of approximately $4,858,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022 and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

8.   RELATED PARTY

As of December 31, 2018, the Company has loans from its shareholders in the total amount of $80,000. During 2019, the Company made repayments of $38,387 and one noteholder converted $7,497 of debt for shares of Common Stock. During 2020, a shareholder made additional loans of $49,000 and a noteholder converted $24,996 of debt for shares of Common Stock. During 2022 and 2021, a shareholder made additional advances totaling $43,000 and $63,765, respectively. As of December 31, 2022 and 2021, the outstanding balance of the shareholders loans are $164,887 and $121,887, respectively. The loans do not accrue any interest.

During the year 2022, the Company entered into a sales-leaseback transaction with the CEO for a demo van. As a result, the Company recognized a right-of-use asset and liability pertaining to the related party transaction. See Note 9.

9.   COMMITMENTS AND CONTINGENCIES

Right of Use Asset and Liability – Related Party

In September 2022, the Company entered into a sales-leaseback transaction with the CEO for a demo van. The lease expires in 20 years and requires monthly payments of $1,494. As such, the Company recorded a right of use asset ("ROU") and liability of $186,586.

Below are details of the Company's ROU:

	December 31, 2022	
Lease liability		
Beginning balance		-
Additions	$	186,586
Interest on lease obligation	$	4,615
Unpaid obligations	$	(1,419)
Lease payments		(4,556)
Balance at end of period	$	185,226

	December 31, 2022	
Amortization of leased assets	$	1,361
Interest on lease obligation		4,615
Total	$	5,975

Weighted average discount rate	7.5%
Remaining maturity at December 31, 2022 (years)	17.67

The following is a summary of minimum annual payments per the lease:

	December 31, 2022	
2023	$	17,925
2024		17,925
2025		17,925
2026		17,925
2027		17,925
Thereafter		262,907
Total	$	352,534

Rent expenses for the years ended December 31, 2022 and 2021 was $126,780 and $95,640, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

In February 2023, the Company entered into a lease for office and warehouse space in Camarillo, California. The lease expires in April 2028 and has a monthly base rent of $23,000. The lease required a security deposit of $92,754.

The Company has evaluated subsequent events through April 24, 2023, the date the financial statements were available to be issued.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $4,902,090 as of December 31, 2022 and cash of $25,472.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.